

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles Inc
1828 N. Higley Road, Suite 116
Mesa, AZ 85205

> **Re: Atlis Motor Vehicles Inc**
> **Post-Qualification Amendment No. 9 on Form 1-A**
> **Filed August 8, 2022**
> **File No. 024-11714**

Dear Mr. Hanchett:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 9 on Form 1-A filed August 8, 2022

Corporate Reorganization, page 5

1.   We note the disclosures regarding your planned listing and corporate reorganization. Please revise to clarify the following:

  * the chronological timing of each step involved in the listing and reorganization transactions;
  * what company will be listed and file the post-qualification amendment and Form 8-A. This offering statement indicates that Atlis Motors has filed or will file the documents, but your disclosure suggests that ATLIS will be the listed company;
  * explain on what exemption you will rely regarding the exchange between ATLIS and Atlis Motors. Include in your response the facts supporting the exemption you claim; and
  * if you intend to rely on Regulation A+ for that exchange, explain how you met each

Mark Hanchett
Atlis Motor Vehicles Inc
August 23, 2022
Page 2

of the applicable criteria to conduct that transaction. Include in your response how Atlis Motors' offering amount would impact the availability of Regulation A+.

Experts, page 68

2. Reconcile the disclosure here regarding the identity of counsel who will provide the opinion with the identity of counsel in the opinion actually filed with this offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mike Blankenship